Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

Annual Information Form

For the

Year Ended December 31, 2020

March 29, 2021

MOUNTAIN PROVINCE DIAMONDS INC.

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE YEAR HISTORY	4
DESCRIPTION OF THE BUSINESS	6
GENERAL	6
Principal Markets and Distribution	7
Competitive Conditions	7
Employees	9
Specialized Skills and Knowledge	9
Environmental Protection	9
MINERAL PROPERTIES	9
The Gahcho Kué Diamond Mine	10
Property Location, Access and Infrastructure	10
Overall Site Plan	11
History	11
Mineral Tenure and Royalties	12
Permits and Agreements	12
Geology	13
Exploration	13
Drilling	13
Sampling and Analyses	14
Mineral Reserve and Mineral Resource Estimates	14
Mining Method	16
Recovery Methods	16
Underground Mining	16
Capital and Operating Costs	17
Capital Cost Estimate	17
Operating Cost Estimate	17
Other Relevant Data and Information	18
Social and Environmental Policies	19
Aboriginal Issues and Local Resources at the GK Diamond Mine	19
Environmental Requirements for the GK Diamond Mine	19
The Kennady North Project	20
Property Location, Access and Infrastructure	21
History	21
Mineral Tenure	21
Geological Setting and Deposit Type	22
Drilling	22
Sampling and Analyses	23
Mineral Resource Estimates	23
RISKS FACTORS	24
DIVIDENDS	30
DESCRIPTION OF CAPITAL STRUCTURE	30
MARKET FOR SECURITIES	32
DIRECTORS AND OFFICERS	34
AUDIT COMMITTEE	38
LEGAL PROCEEDINGS	39
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
TRANSFER AGENT AND REGISTRAR	40
INTERESTS OF EXPERTS	40
MATERIAL CONTRACTS	40
ADDITIONAL INFORMATION	41
APPENDIX 1: AUDIT COMMITTEE CHARTER	41
APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	45

Currency

Unless otherwise specified, all dollar references are to Canadian dollars. On March 26, 2021, one Canadian dollar was worth approximately $0.7949 in United States currency, based on the noon exchange rate of the Bank of Canada.

Caution Regarding Forward-Looking Information

This Annual Information Form (“AIF”) contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include business and operational risks which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province’s business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this AIF and in Mountain Province’s most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

CORPORATE STRUCTURE

Name, Address and Incorporation

Mountain Province Diamonds Inc., formerly Mountain Province Mining Inc., was formed on November 1, 1997 by the amalgamation of Mountain Province Mining Inc. (“Old MPV”) and 444965 B.C. Ltd. (“444965”). The Company changed its name from Mountain Province Mining Inc. to Mountain Province Diamonds Inc. effective October 16, 2000. It commenced trading under its new name on the Toronto Stock Exchange (the “TSX”) on October 25, 2000.

Pursuant to an arrangement agreement (the “Arrangement Agreement”) with Glenmore Highlands Inc. (“Glenmore”) dated May 10, 2000, Glenmore was amalgamated with a wholly owned subsidiary of the Company to form a new wholly-owned subsidiary (“Mountain Glen”) of the Company. Glenmore had two wholly-owned subsidiaries, Baltic Minerals BV, incorporated in the Netherlands, and Baltic Minerals Finland OY, incorporated in Finland. Pursuant to the Arrangement Agreement, these companies became wholly-owned subsidiaries of the Company.

Pursuant to an Assignment and Assumption Agreement dated March 25, 2004 between the Company and Mountain Glen, Mountain Glen distributed its property and assets in specie to the Company. Mountain Glen was voluntarily dissolved on August 4, 2004. Baltic Minerals BV and its subsidiary Baltic Minerals Finland OY were voluntarily dissolved in 2006.

On September 20, 2005, the Company continued incorporation under the Business Corporations Act (Ontario).

On October 1, 2014, Camphor Ventures Inc. (formerly Sierra Madre Resources Inc.) and the Company were amalgamated under the name “Mountain Province Diamonds Inc.”

On October 2, 2014, 2435386 Ontario Inc. was incorporated as a wholly owned subsidiary of the Company. At the request of the project debt facility lenders, the participating interest of the Company in the Gahcho Kué Project was transferred to 2435386 Ontario Inc. in exchange for common shares of 2435386 Ontario Inc.

On October 3, 2014, 2435572 Ontario Inc. was incorporated as a wholly owned subsidiary of the Company.

On October 3, 2014, the Company transferred the shares of 2435386 Ontario Inc. to 2435572 Ontario Inc. in exchange for common shares of 2435572 Ontario Inc.

On April 13, 2018, the Company acquired all of the outstanding common shares of Kennady Diamonds Inc. in exchange for common shares of Mountain Province Diamonds Inc.

The names of the Company’s subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this AIF, are as follows:

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation

2435386 Ontario Inc.	October 2, 2014	Ontario Canada

2435572 Ontario Inc.	October 3, 2014	Ontario Canada

Kennady Diamonds Inc.	February 27, 2012	Ontario Canada

The Company’s registered, records, administrative, and executive office is at 161 Bay Street, Suite 1410, PO Box 216, Toronto, Ontario, Canada M5J 2S1, the telephone number is (416) 361-3562, and the fax number is (416) 603-8565.

The Company is a reporting issuer in every province of Canada other than Quebec, and the common shares of the Company are listed and posted for trading on the TSX and OTCQX under the symbol “MPVD”.

Intercorporate Relationships

As at March 29, 2021, Mountain Province’s corporate structure was as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Mountain Province Diamonds Inc. is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its 49% ownership interest in the Gahcho Kué diamond mine (the “GK Diamond Mine”). The GK Diamond Mine is located in Canada’s Northwest Territories.

The Company acquired its interest in the mineral claims and properties that were developed into the GK Diamond Mine in August 1992. The GK Diamond Mine was built and is operated by a joint venture (the “Gahcho Kué Joint Venture”) in which the Company has an undivided 49% interest. The other joint venture participant, De Beers Canada Inc. (“De Beers”), has an undivided 51% interest. Construction of the GK Diamond Mine commenced in 2014, with initial production commencing mid 2016.

Three Year History

Fiscal Year 2018

During 2018, the GK Diamond Mine recovered approximately 6.9 million carats of diamonds on a 100% basis and the Company received its 49% share or approximately 3.4 million carats. During 2018, the Company sold approximately 3.3 million carats of diamonds. The Company conducted ten sales during 2018.

During the year ended December 31, 2018, the Company repurchased $26.4 million (US$20.1 million) of outstanding secured notes.

In the year ended December 31, 2018, the Company declared and paid a dividend of $0.04 per common share totaling $8.4 million.

On January 29, 2018, Mountain Province and Kennady jointly announced that they had entered into a definitive arrangement agreement dated January 28, 2018 (the “Kennady Arrangement Agreement”), whereby, subject to the terms and conditions of the Kennady Arrangement Agreement, Mountain Province acquired all of the issued and outstanding common shares of Kennady Diamonds Inc. (“Kennady”) by way of a statutory plan of arrangement (the “Kennady Arrangement”) under the Business Corporations Act (Ontario). Under the terms of the Kennady Arrangement, shareholders of Kennady received, in exchange for each common share of Kennady held at the effective time of the Kennady Arrangement, 0.975 of a common share of Mountain Province. The Kennady Arrangement constituted a “related party transaction” for purposes of Multilateral Instrument 61-101, because (i) Kennady was a “related party” of the Company by virtue of Mr. Dermot Fachtna Desmond, together with Bottin (International) Investments Ltd., a corporation controlled by him, being a “control person” (as defined in section 1(1) of the Securities Act (Ontario)) of both the Company and Kennady, and (ii) the Arrangement resulted in the Company acquiring Kennady through an arrangement.

Concurrently with the signing of the Kennady Arrangement Agreement, the Company entered into voting and support agreements (the “Kennady Voting and Support Agreements”) with certain Kennady shareholders, namely Mr. Desmond, Bottin (International) Investments Ltd., and all of the directors and officers of Kennady, pursuant to which, and subject to the terms of which, they agreed, among other things, to vote their common shares of Kennady in favour of the Kennady Arrangement resolution.

On March 16, 2018, the Company announced it had signed a non-binding memorandum of understanding (“MoU”) with De Beers. The MoU contemplates a framework under which properties owned by Kennady would be incorporated into the Gahcho Kué joint venture, in the event that the Company’s proposed acquisition of Kennady is approved.

The Kennady Arrangement Agreement can be viewed at www.sedar.com, filed on February 7, 2018 under ‘Material Documents’. The Kennady Arrangement became effective on April 13, 2018.

Fiscal Year 2019

During 2019, the GK Diamond Mine recovered approximately 6.8 million carats of diamonds on a 100% basis and the Company received its 49% share or approximately 3.3 million carats. During 2019, the Company sold approximately 3.3 million carats of diamonds. The Company conducted ten sales during 2019.

During the year ended December 31, 2019, the Company repurchased $13.2 million (US$10 million) of outstanding secured notes.

During the 2019 near-mine exploration program, the Company discovered the Wilson kimberlite. It was the first new kimberlite discovery at Gahcho Kué in 20 years, with portions of the kimberlite within the planned pit outline for Tuzo.

At the Kennady North Project, the Company updated the Inferred Mineral Resource estimate for the Faraday 2 kimberlite to include 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats for the Faraday 2 kimberlite.

Fiscal Year 2020

During 2020, the GK Diamond Mine recovered approximately 6.5 million carats of diamonds on a 100% basis and the Company received its 49% share or approximately 3.2 million carats. During 2020, the Company sold approximately 3.3 million carats of diamonds.

The Company undertook two sales during the first quarter of 2020 in Antwerp, Belgium, thereafter, due to COVID-19 the Company had to suspend its normal sales in Antwerp. In June 2020, in response to the COVID-19 market closures, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge Worldwide Ltd (“Dunebridge”).

The first sale to Dunebridge occurred in June 2020, with three further sales completed in the three-month period ended September 30, 2020. During the third and fourth quarters of 2020, the Company recommenced its normal sales in Antwerp, Belgium and undertook a total of three sales in Antwerp, Belgium. The remaining revenue was derived from sales of fancies and specials to De Beers and a small number of targeted sales to diamond manufacturers throughout the year.

In 2020, the rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, posed a potential risk and disruption to mine operations. The Company, along with De Beers Canada Inc, in consultation with the Government of the Northwest Territories, took numerous precautions to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, were implemented. We halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew rotations to further reduce frequency of travel. Furthermore, we continued to follow public health guidelines for COVID-19, such as physical distancing protocols to the best of our abilities.

In 2020, the joint venture management committee passed a resolution to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund.

In April 2020, the Company drew US$25 million from the first lien revolving credit facility with Scotiabank and Nedbank Ltd. (“RCF”) in order to maintain liquidity amid the challenges of the COVID-19 pandemic. The RCF was subject to several financial covenants, in order to remain available which were breached as of June 30, 2020 and for which a waiver was obtained as at July 3, 2020. In exchange for the waiver there was a reduction in the size of the facility from US$50 million to US$25 million, and waived all covenant calculations as at June 30, 2020.

On September 29, 2020, the Company held a special meeting at which shareholders provided approval for the Company to enter into a senior secured revolving credit facility with Dunebridge for US$25 million and for the Company to amend the existing diamond sales agreement from US$50 million to US$100 million.

On September 30, 2020, the RCF was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining US$2.3 million was advanced to the Company.

The diamond sales agreement was revised in November 2020 to sell up to US$100 million to Dunebridge.

Fiscal Year 2021

The rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, continue to pose a potential risk and disruption to mine operations. The Company, along with De Beers Canada Inc, in consultation with the Government of the Northwest Territories, have taken all the necessary precautions to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, have been implemented. We have halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew rotations to further reduce frequency of travel. Furthermore, we continue to follow public health guidelines for COVID-19, such as physical distancing protocols to the best of our abilities. Despite all these measures, positive COVID-19 cases have been detected at the GK Mine, and interruptions to operations have occurred. At present, the uncertainty and fluid nature of the COVID-19 pandemic has caused the Company to delay the release of annual production estimates. This delay will allow the Company to advance a complete analysis of the potential impacts to the 2021 production plan.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on the mining and marketing of rough diamonds to the global market. The Company’s participation in the mining sector of the diamond industry is through its ownership interest in 2435386 Ontario Inc., which is a 49% participant in the Gahcho Kué Joint Venture which owns and operates the GK Diamond Mine in the Northwest Territories.

The Company is also engaged in diamond exploration in an area of interest immediately adjacent to the Gahcho Kué Joint Venture through its wholly-owned subsidiary, Kennady Diamonds Inc.

Principal Markets and Distribution

The Company markets its 49% share of production from the GK Diamond Mine by sorting and valuing diamonds that are then sold through the facilities of the international diamond market in Antwerp, Belgium.

Competitive Conditions

The Global Diamond Industry Report 2020 by Bain & Company Inc. (the “Bain Report”) reviewed market conditions and major drivers, including the effects of the COVID-19 pandemic that disrupted the entire diamond value chain. In addition to ongoing trends, the report addressed the impacts of COVID-19 pandemic on production, midstream and jewellery markets in 2020 and how these will continue to be felt in 2021 and beyond. Key findings of the report are summarised here.

The pandemic affected every aspect of the diamond value chain in 2020, reducing revenues by 15% to 33%. Diamond retail was significantly reduced, operations were suspended or slowed, transport of goods was restricted, and sales were cancelled.

The drop in production and revenues followed a challenging 2019. Short-term challenges in 2019 had caused rough producers’ and polished manufacturers’ year-on-year revenues to shrink, although by 2019 Q4, performance had improved and the market was anticipating a recovery through 2020 into 2021. Although hit hard by the pandemic in H1, strong rough and polished sales in the final months of 2020 suggest recovery is underway and the industry is expecting business to return to pre-pandemic levels between 2022 and 2024, barring further setbacks.

In 2020, rough diamond production fell by 28 million carats, or 20%, to 111 million carats. Although amplified by the pandemic, this follows a multi-year trend in declining rough production of around 5% per year since peak production in 2017 (152 million carats). In response to logistical challenges and a collapse in midstream and polished demand, many mid-tier mines suspended or curtailed production. In Canada, the Ekati and Renard mines closed for several months. In Russia, Alrosa reduced production at several of its mines and in Botswana, De Beers cut production by 26% at Orapa and Jwaneng. The planned closure of Rio Tinto’s Argyle mine in Australia went ahead in November.

To support downstream markets, and balance operational challenges, major mining companies adopted a price-over-volume response to the pandemic. In addition to cutting production, they cancelled major sales events in March through July and allowed customers to postpone contracted purchases. In Q3 when rough market activity resumed, rough diamond prices were discounted by approximately 10%. According to the Bain Report mining revenues decreased by 33% in 2020 and producers’ inventories increased to 65 million carats, although strong Q4 sales resulted in an overall inventory of only 52 million carats, a 17% increase by year-end.

Rough diamond sales dropped by ~30 million carats (USD 4.1 billion). The Bain Report states that overall rough prices fell by 11% in 2020 following a downward trend started in 2019 when prices fell by 7%. Rough price recovery was evident in Q4 with MPD’s final sales of 2020 registering prices close to pre-COVID levels. Price improvement was stronger in larger, higher quality diamonds which have now recovered most of their price decline of the last two years.

Rough production of between 100 million to 115 million carats is expected in 2021, with a similar volume entering supply each year over the next ten years. During the next 3-5 years production will likely grow by 0% to 2% per year, allowing the supply chain to rebalance. The excess inventory accrued in 2020 due to cancelled sales and withheld rough goods will potentially be released over the coming years, compensating for the closure of the Argyle mine and is not expected to oversupply the rough market. Longer term production growth predictions are -2% to 2% annually.

Polished manufacturers also faced significant challenges, as restrictions and lockdowns repeatedly closed or limited capacity and impacted transport of goods. Although revenues dropped by 25%, the postponement and cancellation of rough sales combined with slowed but continued demand for polished goods prompted midstream companies to reduce stockpiles and inventories by 22% by year-end. Bain reports that polished prices fared better than rough, falling 3% in 2020 compared to a 2019 fall of 4%. Midstream companies are now considered better aligned with mine production profiles, and inventory and profit have been redistributed through the value chain. Manufacturers reduced debt and became more reliant on self-funding and peer-to-peer lending due to lower trading levels.

Combined with more consolidated markets, the outlook is positive for polished manufacturers, having benefitted from the divergence between rough and polished supply and prices, a reversal of recent trends. Similar to other sectors, signs of recovery were most apparent in Q4. The cutting and polishing sector saw 20% growth in net exports in Q4 compared to same period in 2019. Prices for higher quality polished diamonds continued to outperform lower quality diamonds.

Diamond jewellery retail sales also fell in 2020 as a result of lockdowns, travel restrictions and economic uncertainty. While not as severely impacted as other personal luxury goods, diamond jewellery revenues decreased by 15%. Most of the decline occurred in 2020 H1, and Q4 revenues were much stronger than predicted based on the first three quarters. In US and Chinese markets, Q4 gains of 5% to 10% and 15% to 20% were reported respectively compared to Q4 2019.

Long-term demand for diamond jewellery is expected to exceed supply, with the Bain Report predicting average year-on-year growth of 2% to 3% between 2023 and 2030 compared to -2% to 2% rough production growth in the same period.

Lab-grown gem-quality diamond production reached 6 to 7 million carats, with 50-60% manufactured in China using high pressure, high temperature technology. Other major production centres include the US, India and Singapore where the predominant technology is chemical vapour deposition. Retail prices for lab-grown diamonds fell in 2020 while wholesale prices remained stable, reducing margins for traders and jewellery manufacturers. Additional price decreases will make lab-grown diamonds more accessible to the fashion jewellery market but with fixed costs, lab-grown producers may be compelled to produce larger sizes to achieve higher per piece values.

The pandemic has accelerated consumer marketing trends and highlighted the room for a shift to more customised, analytics-based strategies to respond to changing customer sentiments and priorities. Sustainability and social consumerism continue to become more influential on purchasing decisions. The pandemic has heightened attention to global health and safety concerns, and consumers are focusing more on environmental and climate impacts, social responsibility and conflict-free sources of goods. Governments, professional groups and local communities are also pressuring the industry, and companies will need to adopt and promote ambitious Environmental, Social and Governance (ESG) targets. The demand for greater transparency in mining, processing and marketing practices also continues to grow.

Despite the challenges and setbacks of 2020, Q4 saw increased sales for mining companies, manufacturers and jewellers. Although considerable uncertainty remains as the pandemic continues, recovery is expected to continue through 2021. Full recovery is not expected until 2022-24, depending on ongoing impacts of and responses to COVID-19. Business models will continue to be restructured to align with long-term trends across the value chain, including increasing digitisation. Marketing concepts and consumer engagement will need to continue to evolve to ensure long-term growth.

Employees

As at March 29, 2021, the Company had 10 employees and retained 2 part-time consultants.

Persons employed at the GK Diamond Mine are employees of De Beers, the operator of the GK Diamond Mine.

Specialized Skills and Knowledge

The Company’s success at marketing diamonds is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires for the marketing of rough diamonds. The Company competes for these skilled employees with other diamond producers.

De Beers, as operator of the GK Diamond Mine, is responsible for ensuring that it has the mining engineers and skilled miners required to mine the diamonds and process the diamond production from the GK Diamond Mine. De Beers competes for these skilled employees with other mines in the Northwest Territories and elsewhere in Canada. The Company is not responsible for the hiring or retention of these skilled employees.

Environmental Protection

The Gahcho Kué Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services. Laws and regulations that might impact the Gahcho Kué Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

Mineral Properties

The Company holds a 49% undivided interest in the Gahcho Kué Diamond Mine, and a 100% undivided interest in exploration mineral properties managed under its wholly-owned subsidiary, Kennady Diamonds Inc.

The Gahcho Kué Diamond Mine

Property Location, Access and Infrastructure

The GK Diamond Mine is located in the Northwest Territories (“NWT”) of Canada, in the District of Mackenzie, 300 km east-northeast of Yellowknife and 80 km east-southeast of the Snap Lake Mine (owned by De Beers and currently on care and maintenance). The site lies on the edge of the continuous permafrost zone in an area known as the barren lands. The surface is characterised as heath/tundra, with occasional knolls, bedrock outcrops, and localised surface depressions interspersed with lakes. A thin discontinuous cover of organic and mineral soil overlies primarily bedrock, which, occurs typically within a few metres of surface. Some small stands of stunted spruce are found in the area. There are myriad lakes in the area. Kennady Lake, under which the kimberlite pipes lie, is a local headwater lake with a minimal catchment area.

A winter road connects Yellowknife to the Snap Lake, Ekati, and Diavik mines during February and March each year (Figure 1-1). The road is operated under a Licence of Occupation by the winter road joint venture partners who operate the Ekati, Diavik, and Snap Lake mines (Snap Lake ceased operations in December 2015). The GK Diamond Mine became a winter road joint venture partner in 2013. The road passes within 70 km of the GK Diamond Mine, at Mackay Lake. A 120 km winter road spur has been established from Mackay Lake to the project site, and was open in 1999, 2001, 2002, 2006, 2013, 2014, 2015, 2016, 2017, 2018 and 2019. The 120 km winter road spur will be constructed each year to support the mining operation.

The GK Diamond Mine is typical of many northern Canadian mining operations that lack local and regional infrastructure such as permanent road access, navigable shipping routes and ports, and external utilities. Therefore, the Gahcho Kué site requires extensive infrastructure to sustain operations, including power generation, sewage and water treatment, personnel accommodation for 478 people, storage facilities for materials delivered on the limited annual winter ice road, and a 1600-meter-long gravel airstrip that can be accessed in both summer and winter months with small and large aircrafts during the day and at night to provide year-round cargo, food and passenger aircraft access.

Overall Site Plan

History

In August 1992, the Company acquired a 100% interest in the mineral properties upon which the GK Diamond Mine is situated. During 2002, the Company entered into the Gahcho Kué Joint Venture Agreement with De Beers and Camphor Ventures Inc. This agreement provided that De Beers could have earned up to a 55% interest in the project by funding and completing a positive definitive feasibility study.

The agreement also provided that De Beers could have earned up to a 60% interest in the project by funding development and construction of a commercial-scale mine. This Gahcho Kué Joint Venture Agreement was amended and restated in July 2009, pursuant to which the De Beers ownership interest was established at 51% of the GK Diamond Mine and the Company’s at 49%.

Mineral Tenure and Royalties

A royalty is payable to the government of the Northwest Territories (the “NWT Royalty”). The NWT Royalty is equal to the lesser of either (i) 13% of the output value of the mine, or (ii) an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, that can range from 0% to 14%.

	Dollar Value of the Output of the Mine*	Royalty Payable on that
		Portion of the Value

1.	10,000 or less	0%
2.	greater than 10,000 but not greater than 5 million	5%
3.	greater than 5 million but not greater than 10 million	6%
4.	greater than 10 million but not greater than 15 million	7%
5.	greater than 15 million but not greater than 20 million	8%
6.	greater than 20 million but not greater than 25 million	9%
7.	greater than 25 million but not greater than 30 million	10%
8.	greater than 30 million but not greater than 35 million	11%
9.	greater than 35 million but not greater than 40 million	12%
10.	greater than 40 million but not greater than 45 million	13%
11.	greater than 45 million	14%

*Output of the mine is defined as revenues less allowable deductions such as cost to sell diamonds, processing allowance and other operating costs.

The NWT Royalty is based on achieving an average of 60% of the GK Diamond Mine’s rated capacity in a 90-day period which was achieved in December 2016. The Company filed NWT Royalty returns for the very first time for fiscal 2016 which established opening balances and no sales were reported. In April 2018, the Corporation filed its second year of NWT Royalty return for fiscal 2017 and the first royalty payment to NWT occurred in the amount of $574,000. Although the Corporation had sufficient royalty tax pool deductions to allow the Corporation to file a nil return, the Corporation elected to pay a minimal amount of royalty tax, to take advantage of the lower royalty tax rates on the sliding scale. In fiscal 2018, the Corporation elected to pay a minimal amount of royalty tax of $567,299 to conserve the carry forward tax pools for when the output of the mine reaches a higher dollar value. In fiscal 2019 and 2020, the Corporation elected not to pay a minimal amount of royalty tax.

Permits and Agreements

Exploration programs to date were conducted under the permits obtained from the appropriate authority, including:

● Indian and Northern Affairs Canada – Type A Land Use Permit

● Indian and Northern Affairs Canada – Type B Water Licence

● Workers’ Compensation Board, Mine Health and Safety – Drilling Authorization

● Indian and Northern Affairs Canada – Quarry Permit

● Indian and Northern Affairs Canada – Registration of Fuel Storage Tanks

● Prince of Wales Northern Heritage Centre – Archaeology.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board had issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (of the Government of the Northwest Territories.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Project had received approval of the Type A Water License by the Minister of Environment and Natural Resources of the Government of the Northwest Territories.

Geology

The GK Mine covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga. The area consists of granodiorite intrusions, high-grade gneisses and migmatites, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province. The kimberlite bodies in the Gahcho Kué area were emplaced between 531-542Ma during the Cambrian Period. Erosional processes since emplacement may have been significant, stripping the kimberlites almost to their root zones but still preserving the hypabyssal and diatreme facies. The GK Mine property hosts seven known kimberlites to date; Tuzo, 5034, Hearne, Curie, Tesla, Wilson, and Dunn. The historic Wallace kimberlite is now a part of 5034 and called the Southwest Corridor (‘SWC’), and the historic North Pipe is now a part of 5034 and called the Northeast Extension (‘NEX’).

Exploration

In August 2018, a high-resolution aeromagnetic survey with a superconducting quantum interference device (‘SQUID’) was completed. The SQUID results along with historical indicator mineral, magnetic, EM, and gravity data, and with 2020 gravity and OhmMapper resistivity data were used to identify thirteen target areas, of which eight were selected for drill-testing. The ranking was the collaborative product of a joint venture workshop held in early 2020. A map of the eight target areas is provided below.

Drilling

The eight target areas were scheduled for drill-testing as part of the early 2020 winter exploration program. Only two were tested as the program was prematurely terminated due to the COVID-19 pandemic. Two drillholes each were completed on targets 8 and 12 for a program total of 549 meters, with no kimberlite intersected.

Data for the remaining targets were subsequently reviewed and targets 1, 3, and 10 were prioritized for a second drill program. Drilling commenced in late 2020 with 618 meters of the 1,176m program completed as at the end of the year. Target 10 is the Curie kimberlite, which is a small kimberlite blow located northwest of Tuzo. Two angled drillholes were completed at Curie with kimberlite intersects of 35.00 and 96.30 meters, respectively. The results suggest that Curie is a kimberlite splay off of the Dunn Dyke, which trends northeast-southwest and is located to the northwest of Tuzo. The remainder of the drilling program will focus on Targets 3 and 1 with expected completion in early 2021.

Sampling and Analyses

In late 2020, two focused mining samples were collected from the Tuzo kimberlite with a combined weight of approximately 87,000 tonnes. The two samples will be treated separately through the Gahcho Kué plant, and the recovered diamonds will be valued independently with results expected in Q2 of 2021. Kimberlite drill intersects at Curie will be shipped to the De Beers core facility in Calgary and logged in detail, with relevant sampling for geochemical and petrographic analysis.

Mineral Reserve and Mineral Resource Estimates

The updated Mineral Reserve and Mineral Resource statements below are provided by De Beers as operators of the Gahcho Kué Mine. Portions of the SWC are included in Probable Reserves and incorporated into the Mineral Reserve and Mineral Resource Summaries in the tables below.

Mineral Reserves Summary (as of December 31, 2020) (Presented on a 100% basis)

Pipe	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)

5034	Probable	10.1	20.3	2.02

Hearne	Probable	3.2	5.9	1.87

Tuzo	Probable	16.0	19.0	1.20

In-Situ Total	Probable	29.2	45.3	1.55

Stockpile	Probable	0.5	0.9	1.61

Total	Probable	29.7	46.2	1.55
1.	Mineral Reserves are reported at a bottom cut-off of 1.0 mm
2.	Mineral Reserves have been depleted to account for mining and processing activity prior to Dec 31 2020.
3.	Mineral Reserves are based upon an updated resource model and reflect any changes to the estimation of Tonnes, Grade and Contained Carats within that resource.
4.	Prices used to determine optimal pit shells have been escalated by factors varying by pit, which are indicative of the respective pits timing and duration.

Mineral Resources Summary (as of December 31, 2020) (Presented on a 100% basis)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)

5034	Indicated	1.1	1.6	1.37
	Inferred	1.3	2.2	1.76
Hearne	Indicated	0.2	0.4	1.67
	Inferred	1.4	2.3	1.67
Tuzo	Indicated	0.5	0.4	0.82
	Inferred	11.0	14.9	1.36
Summary (In-Situ)	Indicated	1.9	2.4	1.27
	Inferred	13.7	19.4	1.43
Stockpiles	Indicated	0	0	0
	Inferred	0	0	0
1.	Mineral Resources are reported at a bottom cut-off of 1.0 mm. Incidental diamonds are not incorporated in grade calculations.
2.	Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
3.	Tonnes and carats are rounded to the nearest 100,000.
4.	Resources are exclusive of indicated tonnages converted to probable reserves.
5.	Resources have been depleted of any material that was processed prior to and including Dec 31 2020.

The above tables were reviewed by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., and the tables comply with CIM definitions and standards for an operating mine and with the standards of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). At the time of this report, the mine is economically viable using current diamond prices and prevailing long-term price estimates. In compliance with Canadian reporting standards, Inferred or Indicated Mineral Resources that are not Mineral Reserves are not included in the Mine Plan.

For additional details on the extent to which the Mineral Resources and Mineral Reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant issues, please see the section title “Risks Factors” contained in this AIF.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources:

The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Accordingly, information contained in this AIF containing descriptions of the GK Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of SEC Industry Guide 7. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Mining Method

Open Pit Mining

The Gahcho Kué Diamond Mine employs conventional open pit mining methods. Waste and ore are blasted and loaded out using a fleet of diesel-powered trucks, shovels, drills and ancillary equipment. Waste rock is stored in two surface mine rock piles and will be stored in two of the excavated pits at later stages of the mine life. Kimberlite ore is hauled to a run-of-mine storage pad where the ore is stockpiled and loaded into the primary crusher via a front-end loader. Kimberlite processing creates two additional waste streams of coarse and fine processed kimberlite. Coarse processed kimberlite (“CPK”) is loaded into haul trucks and stacked in a pile North of the plant, while the fine processed kimberlite (“FPK”) is deposited via slurry into a settlement pond known as Area 2. Non-acid generating (“NAG”) and potentially-acid generating (“PAG”) waste rock is differentiated using an on-site sampling system of blast hole cuttings. PAG rock is encapsulated within the surface mine rock piles and below the restored final lake elevation of Kennady Lake during period of pit backfill.

The mine plan employs conventional truck / shovel mining utilizing 29 m3 bucket diesel hydraulic front shovels, a 17 m3 front-end loader and 218 tonne class haulage trucks. This large fleet is augmented by 12 m3 bucket front-end loaders, scaling excavators and 100 tonne haul trucks. Production drill and blast activities are supported by a fleet of rotary blast hole drills drilling 251mm holes. Pre-shear drilling is supported by a pair of down the hole percussion drills drilling 171mm holes.

The three open pits are mined in a sequence which maximizes the value of the contained ore. The pre-strip sequence for the pits is 5034, Hearne and finally Tuzo, with production from all three pits overlapping at times. All three kimberlite deposits exist under Kennady Lake, and required substantial dewatering efforts prior to mining. Dewatering of the southern portion of Kennady Lake (Area 8, 7 and 6) was completed in 2015 along with construction of the primary dewatering infrastructure exposing the 5034 and Hearne deposits. Completion of the remaining dewatering dike network and substantial dewatering of Area 4 was conducted in 2018 and 2019, which exposed the Tuzo mining area.

The Hearne pit will be used as a storage facility for processed kimberlite as well as waste mine rock upon depletion in 2022, and 5034 will be used as a waste rock storage facility for Tuzo mining operations from 2024 to the end of the mine life.

Recovery Methods

In the process plant, the ore is treated via crushing, screening, dense media separation and x-ray sorting, to produce a diamond rich concentrate that is sent to Yellowknife for final cleaning and Northwest Territories Government valuation. The processing plant targets the recovery of liberated diamonds in the 1 to 28 mm size range. The processing plant is designed for efficient diamond recovery over the mine’s twelve-year life.

Underground Mining

Underground mining is not currently part of the mine plan.

Capital and Operating Costs

Capital Cost Estimate

Table below is a summary of capital cost expenditures forecast for the fiscal year 2021:

2021 Capital Cost Forecast Summary in Canadian dollars and on 100% basis

Stay In Business Capital	(000’ C$)	C$/tonne of ore*	C$/carat*
Mining	14,085	4.36	2.08
Treatment	1,446	0.45	0.21
Other Infrastructure	8,059	2.50	1.19
SIB Total	23,590	7.31	3.48
Capitalized Waste	117,975	36.52	17.45
Closure Finance Cost	14,133	4.38	2.09
Expansion Capital	8,551	2.65	1.26
Total Capital Expenditure	164,249	50.86	24.28

*C$ tonne of ore and C$/carat are not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers

Operating Cost Estimate

Operating cost estimate inputs were originally provided by De Beers and are based on a detailed Life of Mine Plan study combined with historical production from operating experience at the Gahcho Kué Diamond Mine in 2021, the Snap Lake Mine in the NWT and the Victor Mine in Northern Ontario.

The following table is a summary of the operating costs forecasted for the Gahcho Kué Diamond Mine in 2021. The figures of the table below are on 100% basis for the mine.

2021 Operating Cost Forecast Summary in Canadian dollars and on 100% basis

Description	(000’ C$)	C$/tonne of ore*	C$/carat*
Mining Costs	92,901	28.76	13.74
Treatment Costs	34,758	10.76	5.14

Support Services
BU Management	3,066	0.95	0.45
Aboriginal Affairs	2,749	0.85	0.41
Eng. & Site Services	51,174	15.84	7.57
Supply Chain	33,177	10.27	4.91
Environmental Management	6,428	1.99	0.95
Finance	7,868	2.44	1.16
MRM	5,682	1.76	0.84
Human Resources	1,402	0.43	0.21
Protective Services	3,617	1.12	0.53
Diamond Liaison and Selling	3,799	1.18	0.56
Safety, Health & Risk	4,482	1.39	0.66
Other Services	925	0.29	0.14
Total Support Services	124,369	38.51	18.39
Environmental rehabilitation closure	3,150	0.98	0.47
ARO accretion – interest charge	2,497	0.77	0.37
Total Direct Fixed Costs	130,016	40.26	19.23

First nation Compensation	8,477	2.62	1.25
Management Fees	9,721	3.01	1.44

Total Production Costs (net of capitalized stripping)	275,873	85.41	40.80

*C$ tonne of ore and C$/carat are not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers

Other Relevant Data and Information

A full-time environmental staff is responsible for monitoring, directing and reporting environmental matters. The GK Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time.

Ore produced from the mine is brought to the ore processing plant on site which has operated continuously since commencement of production and kept pace with demands.

The processing plant uses no chemicals or reagents. Gravity-based methods rely on the relatively heavier weight of diamonds to separate them. The process involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. The recovered diamonds are separated and packaged by size, weighed, secured in a vault to await transport, packed into a special container and flown discreetly to the high-security sorting facility in the city of Yellowknife.

In Yellowknife, the diamonds are cleaned, sorted and split into the Company’s 49% share and De Beer’s 51% share. The cleaning and sorting facility’s quality management earned ISO 9001 certification.

The Company’s share of the diamonds is transported from Yellowknife to WDS in India where the rough diamonds are cleaned and sorted into saleable packages before being sent to Bonas in Antwerp where the diamonds are sold.

Social and Environmental Policies

Aboriginal Issues and Local Resources at the GK Diamond Mine

The Gahcho Kué Diamond Mine employs approximately 406 full time employees (excluding long term contractors), 44% of whom reside in the north. Approximately 23% of the total are Aboriginal.

Ni Hadi Xa (“NHX”), the Aboriginal led environmental monitoring agreement for the Gahcho Kué Mine, is in its third year of operations.    The group is comprised of 5 Aboriginal parties (LKDFN, DKFN, NWTMN, NSMA, and TG) and De Beers. There are 4 employees including an on-site Environmental Monitor, a Technical Coordinator, a Traditional Knowledge Administrator, and a Traditional Knowledge Monitor.    75% of NHX employees are Aboriginal and 100% are Northern residents. In 2016, NHX constructed a Traditional Knowledge cabin on the northern end of Fletcher Lake, approximately 30 km north of the mine. The cabin serves as the base for the full-time Traditional Knowledge monitors to observe the effects of the mine on the environment. In 2017, NHX launched the Family Culture Program, which involves community members from each of the 5 Aboriginal parties travelling to the cabin during the ice-free season to practice traditional methods of watching over the land. All observations collected will be shared with De Beers in an effort to ensure traditional knowledge is incorporated into mine planning and operations.

Environmental Requirements for the GK Diamond Mine

The GK Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. In addition to federal and territorial requirements, the GK Diamond Mine must also comply with the Environmental Agreements. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or other penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and other penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of the Company’s knowledge, the GK Diamond Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the GK Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals and fish. Other important laws and regulations applicable to the GK Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill responses, transportation of dangerous goods, explosives use and the maintenance of navigable channels. As a result of devolution of Northern governance, responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories transferred from the Government of Canada to the Government of Northwest Territories (“GNWT”) effective as of April 1, 2014. The GNWT became responsible for the management of onshore lands, the issuance of rights and interests with respect to onshore minerals, and collection of royalties in the Northwest Territories. The Government of Canada will retain responsibility for the remediation of existing contaminated waste sites, the administration of offshore lands and the negotiation of Aboriginal Rights agreements.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services as well as by co-management Boards charged with regulating land and water use in designated areas. Laws and regulations that might impact the GK Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. De Beers holds a number of permits and licenses to address each of these areas and regularly reports on compliance obligations to the respective government departments or regulator. The primary environmental permits were issued on August 11, 2014 (Land Use Permit) and September 24, 2014 (Water License), respectively by the Mackenzie Valley Land and Water Board allowing for the construction and operation of the Gahcho Kué Diamond Mine.

The Environmental Agreement relating to the GK Diamond Mine requires that security be provided to cover estimated reclamation and remediation costs. During 2014, the Company reached an agreement with De Beers, the Operator of the Joint Venture whereby the Company was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the GK Diamond Mine. Currently, De Beers, on behalf of the Joint Venture has provided letters of credit in the amount of $44,094,460 (100%) to the GNWT as security for the reclamation obligations for the GK Diamond Mine. The Company pays De Beers a fee of 3% on its proportionate share of the cost of securing the reclamation obligation.

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, and is presented as restricted cash on the balance sheet.

Requirements in the Environmental Agreement are monitored by the Environmental Monitoring Advisory Board (“EMAB”), which was established as part of the agreement. EMAB includes board members from each of the signatories to the Environmental Agreement and operates at arm’s length and independent of the parties to the Environmental Agreement as a public watchdog of the regulatory process and implementation of the Environmental Agreement.

The Kennady North Project

The Kennady North Project is managed by the Company’s wholly-owned subsidiary; Kennady Diamonds Inc. (‘Kennady’ or the ‘subsidiary’). Kennady is an exploration company that relies on capital input from the Company to perform its exploration programmes. It is not a revenue-generating subsidiary of the Company. The objective of Kennady Diamonds is to explore for and discover kimberlites on the Kennady North Project, to assess those discoveries for economic potential, and to advance those with the greatest potential through to resource status. To date, Kennady has advanced the Kelvin kimberlite to indicated status, and portions of the Faraday 2 and Faraday 1-3 kimberlites to inferred status as described below.

The following details are derived from the Company’s Technical Reports filed on SEDAR under Kennady and titled as follows: “Project Exploration Update and Maiden Mineral Resource Estimate, Kennady North Project” and dated January 24th, 2017 (with information effective as of January 24th, 2017) (the “2016 Technical Report”); and “Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and dated November 16th, 2017) (with information effective as of November 16th,

2017) (the “2017 Technical Report”). These reports were prepared by Aurora Geosciences Ltd., and Mineral Services Canada Inc. A resource update for Faraday 2 was issued in 2019 in the Company’s Technical Report filed on SEDAR under Mountain Province and titled: “Project Exploration and Faraday Inferred Mineral Resource Estimate Update, Kennady North Project” and dated May 10th, 2020 (with information effective as of May 10th, 2020) (the “2019 Technical Report”). This report was prepared by Aurora Geosciences Ltd., and SRK Consulting (Canada) Inc. These reports are available on SEDAR and on the Company website.

Property Location, Access and Infrastructure

The Kennady North Project (“KNP”) is located in the Northwest Territories approximately 300 kilometres east-northeast of Yellowknife, 80 kilometres east-southeast of the Snap Lake Mine and 100 kilometres north of the community of Łutsel K’e. The property is 25 km north of the tree line with no permanent road access. Centered geographically at 63°29’ North latitude and 109°11’ West longitude, the property covers an area roughly 30 km long and up to 30 km wide.

Access to the property is easiest via ski- and/or float-equipped fixed wing aircraft and helicopters. The Gahcho Kué Mine Site, just seven kilometres to the south, has a 120 kilometre long winter spur road, leading north to join the Tibbitt to Contwoyto Winter Road (TCWR) at MacKay Lake. KDI has an agreement in place with the Gahco Kué (GK) joint venture (The De Beers Group and the Company) to use the spur road to access the Kennady North property. Annually, KDI builds a 10 km spur road from the Kelvin camp to access the GK spur road.

The Kennady North Project is typical of many northern Canadian exploration operations that lack local and regional infrastructure such as permanent road access, navigable shipping routes and ports, and external utilities. Two camps exist on the Kennady North project, Kelvin and Bob, and provide all room and board at site. A newly amended land use permit allows for 150 people at site with significant on-site equipment such as loaders, graders, trucks, etc.

History

Exploration on the KNP commenced in the late 1990’s and has since resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. Significant discoveries subsequent to 2012 when Kennady Diamonds Inc. acquired the present-day area of the KNP include expansion of the Kelvin and Faraday kimberlites. The number of diamonds recovered from the Kelvin and Faraday kimberlites and their size-frequency distributions indicate that they may be comparable to the 5034 and Hearne kimberlites at the GK Mine.

Mineral Tenure

The Kennady North Project includes 22 federal leases and 97 claims covering an area of 106,202 hectares that surround the Gahcho Kué Mine on all sides. Staking conducted in April 2020 over ground east of the property increased the project area by 60%. The claims cover an area roughly 40 kilometres long by 50 kilometres wide and are located on NTS map sheets 075N05, 075N06, 075N07, 075N10, 75N11 and 075N12. The property is 100% owned by Kennady Diamonds Inc. The map below indicates the location of the Kennady North Project relative to the Gahcho Kué Mine.

Geological Setting and Deposit Types

The Kennady North property covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga. The area consists of granodiorite, high-grade gneiss and migmatite, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province. The kimberlite bodies in the Kennady Lake / Gahcho Kué area were emplaced between 531-542Ma during the Cambrian Period. Erosional processes since emplacement may have been significant, stripping the kimberlites almost to their root zones but still preserving the hypabyssal and diatreme facies. The Kennady North property hosts five known kimberlites to date; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle.

Drilling

The majority of historical drilling on the project has been to define the Kelvin and Faraday resources. Details of the historical drilling can be accessed in the 2016 Technical Report and 2017 Technical Report. Subsequent to the acquisition, delineation and geotechnical drilling at Faraday 2 that includes the northwest extension of Faraday 2 was completed. Details of this drilling and the subsequent expansion of the Faraday 2 Inferred Resource can be found in the 2019 Technical Report.

Winter geotechnical drilling at Kennady North was terminated early due to the COVID-19 pandemic, with only one drillhole completed through the southeast end of Kelvin. Downhole physical data collected along the length of the 200m drillhole has been used to advance the resource model of the Kelvin kimberlite. Additional data collection included bathymetry surveys over several of the smaller lakes near the kimberlites. An exploration OhmMapper resistivity survey was also completed over a combined indicator-

geophysical drill target located 1.5 kilometers to the east and up-ice of Faraday 2. Results of the survey discount the potential for kimberlite, and so further exploration up-ice (east) of Faraday 2 will be conducted in 2021.

Sampling and Analyses

Strategic till sampling was also conducted down-ice of Faraday 2. Indicator minerals recovered from these samples will be examined in-house to assess their morphology relative to transport distance from Faraday 2. The samples were shipped to SRC (Saskatoon, SK) for heavy mineral processing and recovery, with results expected in early 2020. SRC is an ISO/IEC 17025 accredited laboratory. The morphology interpretations will used to prioritize new areas for a summer exploration till sampling program.

Continued collection and compilation of geotechnical and environmental baseline data was also conducted. The 2020 baseline data collection program focused on hydrological and fisheries connectivity information throughout the Kennady North watershed. These data will be used in combination with historic baseline data for mine planning, permitting, and community engagement activities. Final reports for the 2020 baseline data collection programs were completed in late 2020, and all of the baseline data were used to develop a draft conceptual water management plan for the project in collaboration with the Gahcho Kué Mine. The conceptual water management plan will be finalized in early 2021.

Mineral Resource Estimates

Drilling completed at Faraday 2 along with a repricing and remodeling of its diamonds recovered from historic sampling programs were used to generate an updated mineral resource estimate for the body. The Inferred Mineral Resource includes 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and a 74% increase in total carats for the Faraday 2 kimberlite. The Inferred Mineral Resource at Faraday 2 has been updated to include the northwest extension, which was discovered in 2017 and extended the kimberlite by 150 meters.

Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites have been adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available at www.sedar.com.

The work outlined in these reports has defined a total Indicated Mineral Resource for the Kelvin kimberlite of 8.5 million tonnes at an average grade of 1.6 carats per tonne and an overall average diamond value of US$63 per carat. The Inferred Mineral Resource for Faraday 1-3 has been determined with 1.87 million tonnes at an average grade 1.04 carats per tonne and overall diamond value of US$75 per carat. At Faraday 2 the 2019 Inferred Mineral Resource update is 2.07 million tonnes at an average grade of 2.63 cpt and an average diamond value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats over the 2017 Inferred Resource estimate for the Faraday 2 kimberlite. All estimates are on the basis of a 1mm bottom cut-off. Details are provided in the table below.

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)

Kelvin	Indicated	8.50	13.62	1.60
Faraday 2	Inferred	2.07	5.45	2.63
Faraday 1-3	Inferred	1.87	1.90	1.04

(1) Mineral Resources are reported at a bottom cut-off of 1.0 mm. Incidental diamonds are not incorporated in grade calculations.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Relevant parameters for two minor domains of the Faraday 2 and for all of the Faraday 1 kimberlite are not sufficiently well-constrained by available data to define Mineral Resources. These deposits are defined as Target for Further Exploration (TFFE) with estimates of the potential ranges of volume, tonnes and grade (where possible) provided in the table below.

Resource	Volume (Mm3)		Tonnes (Mt)		Grade (cpt)

	Low	High	Low	High	Low	High

Faraday 1-3	0.2	0.5	0.6	1.2	1.5	3.7

Faraday 2	0.01	0.02	0.01	0.04	—	—

(1) The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Reserve and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Reserve.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources:

The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of SEC Industry Guide 7. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

RISKS FACTORS

The Company is subject to a number of risks and uncertainties as a result of its operations. Readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining

The Company’s mining operation is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production, mining, and exploration activities, thereby affecting the Company’s profitability. Additionally, these factors may be exacerbated due to the spread, and accompanying mobility restrictions, associated with COVID-19.

COVID-19

The threat of a novel coronavirus, known as COVID-19, across the world has significantly restricted travel, reduced or prohibited retail sales and globally affected commercial activity. Additionally, global capital markets have experienced period of increased volatility and uncertainty in reaction to the spread to COVID-19. As a result, there is significant uncertainty regarding the magnitude COVID-19 will have upon the diamond industry and future impacts on rough diamond prices and demand. In addition, there is uncertainty on the magnitude of the impact on the GK operation and the Company.

The Company, along with the De Beers Group Canada, have taken numerous precautions to prioritise the health and wellbeing of all employees by implementing the responsible and appropriate health monitoring policies and travel restrictions in order to ensure a safe working environment. Nonetheless, the spread of COVID-19, and accompanying restrictions on mobility, pose a risk of disruption to mine operations and could significantly affect future diamond production. COVID-19 developments and best practises continue to be monitored and implemented on a daily basis.

Joint Ventures

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the GK Diamond Mine group of mineral claims. The GK Diamond Mine is a joint arrangement between De Beers (51%) and the Company (49%).

The Company’s joint venture interest in the GK Diamond Mine is subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters, global pandemics, such as COVID-19, the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the GK Diamond Mine, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter.

The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable and interest and loan repayments.

There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its joint venture commitments, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

As a result of COVID-19 outbreak at the mine site, a temporary suspension of mine operations occurred subsequent to the December 31, 2020 year end, additional liquidity challenges have arisen. The Company is seeking alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company in order to fund ongoing operations. The conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

Event of Default

The Company’s secured notes payable and revolving credit facility are subject to various terms and conditions. If any of the terms and conditions are not met, it could result in an event of default which could affect the Company’s ability to continue as a going concern.

Credit Rating

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for it to obtain additional debt financing.

Economic Environment

The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant United States and international economic downturn since March 2020. A return to a recession or prolonged economic disruption, due to recent disruptions in financial markets in the United States, or elsewhere, COVID-19 related border closures and restrictions, budget policy issues in the United States, political upheavals globally could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks. Any withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Laboratory Grown Diamonds

Laboratory Grown diamonds are diamonds that are produced by artificial processes, as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of laboratory grown gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce laboratory grown diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of laboratory grown diamonds, laboratory grown diamonds are becoming a larger factor in the market. Should laboratory grown diamonds be offered in significant quantities or consumers begin to readily embrace laboratory grown diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed laboratory grown diamonds in jewellery could erode consumer confidence in the natural product and may negatively impact demand.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and the Company reports its financial results in Canadian dollars. A majority of the costs and expenses of the GK Diamond Mine are incurred in Canadian dollars. As a result of COVID-19 related developments, currency exchange rates are experiencing a period of extreme volatility. From time to time, the Company may use derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The Company’s mining operations and exploration programmes require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining, amending and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that De Beers, as the operator of the GK Diamond Mine, will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that De Beers will be able to obtain on a timely basis or maintain in the future all necessary licences and permits.

Regulatory and Environmental Risks

The operations of the GK Diamond Mine, and exploration programmes of the Company’s wholly-owned subsidiary Kennady Diamonds Inc. are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the GK Diamond Mine.

Mining and exploration are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the GK Diamond Mine is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the GK Diamond Mine.

Climate Change

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Due to the remote location of the GK Diamond Mine, other environmental risks related to climate change such as the shortening of the winter ice road season, melting of permafrost can significantly impact the supply of goods and services and may result in delays in planned programs and/or cost overruns.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves are estimates and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Dependent on the GK Diamond Mine for future operating revenue

The Company’s only economic interest is its indirect 100% equity ownership interest in 2435386 Ontario Inc., which is a 49% participant in the Gahcho Kué Joint Venture, which owns and operates the GK Diamond Mine. As a result, the Company is solely dependent upon its interest in the GK Diamond Mine for its revenue and profits. In addition, production and operating costs are difficult to predict and may render further production at the GK Diamond Mine financially unfeasible. If commercial production and operation of the GK Diamond Mine becomes financially unfeasible, for engineering, technical, economic, political, legal or other reasons, the Company’s business and financial position will be materially and adversely affected. In addition, the book value of the Company’s interest in the GK Diamond Mine is subject to certain accounting assumptions. If such assumptions prove to be incorrect, then the book value of the Company’s interest in the GK Diamond Mine could be impaired, which could have a material adverse effect on the Company.

No Assurance that the Company will be able to Extend the Mine Life Beyond 2030

The Company is currently exploring options to potentially extend the mine life beyond 2030 through resource conversion and deep mining of the Tuzo kimberlite. Additional exploration and resource delineation are required to assess the viability of these prospects at Tuzo. A transition to underground mining can limit the annual volumes that can be economically extracted from such orebodies. There is no assurance that the Company will be able to extend the mine life beyond 2030 through resource conversion or deep mining.

Volatility of Diamond Prices

The Company’s profitability will be dependent upon its mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the Company’s control, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, COVID-19 related border closings and restrictions, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations. In addition, prices for the higher value and lower value market segments can move independently of one another, depending on relative demand. For example, strengthening prices in one market segment can offset weakening prices in another, or synchronize with strengthening prices in another, which increases the unpredictability of diamond prices.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the GK Diamond Mine, personal injury or death, environmental damage to the GK Diamond Mine, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the GK Diamond Mine, the insurance in place will not cover all potential risks and does not cover the current pandemic related events. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Winter Road

The Company’s mining operation is located in remote, undeveloped areas and is therefore, heavily dependent on the seasonal winter road for the supply of goods and services. The transport of supplies can be susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Fuel Costs

The expected fuel needs for the GK Diamond Mine are purchased in February and March each year and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The GK Diamond Mine currently has no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the GK Diamond Mine is dependent upon the efforts of certain skilled employees. With the re-opening of the Ekati mine, this increases the competition for limited skilled northern employees. Loss of employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing its 49% share of the rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds. The ability to attract and retain skilled employees and to maintain the continuance of key relationships may be further inhibited as a result of COVID-19 related border closings and other restrictions in mobility.

DIVIDENDS

In fiscal 2018, the Company declared and paid a dividend of $0.04 per common share totaling $8.4 million. The Company did not declare or pay dividends in fiscal 2019 and 2020. The Company has declared a corporate strategy of returning value to the shareholders by distributing available cash flow in a prudent manner in the form of dividends, and initiated a dividend policy in the 2018 fiscal year. The Company’s policy is to manage down the debt levels and to pay reasonable dividends based on available cashflows. The future payment of dividends or distributions is not certain, however, and will be dependent upon the financial condition of the Company and other factors the Board of Directors of the Company may consider appropriate under the circumstances. The Mountain Province Indenture governing Notes and the Revolving Credit Agreement, contain customary terms which restrict, subject to exceptions and qualifications, ability of the Company and its subsidiaries to make certain dividend payments, distributions, redemptions, repurchases, investments and other restricted payments.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the Company’s proportionate remaining share of the assets of the GK Diamond Mine and any other assets the Company may hold in the event of liquidation, dissolution or winding-up of the Company.

Ratings

The following table sets out the ratings of the Company’s corporate debt by the rating agencies indicated as of March 29, 2021:

	Standard & Poor’s	Moody’s Investors Services	Fitch Ratings
Corporate rating	CCC-	Caa3	CCC
First lien senior secured revolving credit facility	-	-	B/RR1
Senior secured second lien notes payable	CCC+	Caa3/LGD4	CCC/RR4

Recovery rating	3	-	-
Outlook	Negative	Negative	Negative

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward-looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive”, “negative”, “stable” or “developing”. However, a rating outlook does not mean that a rating change is inevitable.

The CCC+ rating is ranked eighth out of S&P’s eleven major rating categories. According to the S&P rating system, debt securities rated CCC+ are vulnerable and dependent on favorable business, financial and economic conditions to meet its financial commitments. In addition, S&P uses a scale of 1+ to 6 for recovery ratings, which focuses solely, from high to low, on expected recovery in the event of a payment default of a specific debt issue. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories and indicates S&P’s expectation of meaningful (50% - 70%) recovery in the event of default.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of B is the sixth highest of nine major categories. Obligations rated in the B category are considered speculative and are subject to high credit risk. Moody’s applies numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa in its long-term rating scale. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. Moody’s also issues a rating outlook opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. A designation of “Under Review” indicates that a rating is under consideration for a change in the near term. A rating can be placed on review for upgrade, downgrade, or more rarely with direction uncertain.

In addition, Moody’s Loss Given Default (“LGD”) assessments are opinions about expected loss given default expressed as a percent of principal and accrued interest at the resolution of the default based on a scale of 1 to 6. A LGD4 ranks fourth out of Moody’s six LGD assessment categories and indicates a ≥50% and <70% difference between value received at default resolution and principal outstanding and accrued interest due at resolution of the default.

Fitch Ratings (“Fitch”) credit ratings are on a rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. According to Fitch, a rating of BB is the fifth highest of nine major categories. Obligations rated in the BB category are more vulnerable to adverse business, financial and economic conditions but currently the Company has the capacity to meet financial commitments. In addition, Fitch uses a scale of RR1 to RR6 for recovery ratings, which focuses solely, from high to low, on expected recovery in the event of a payment default of a specific debt issue. A “RR1” recovery rating ranks first out of Fitch’s six recovery rating categories and indicates Fitch’s expectation of meaningful (91% - 100%) recovery in the event of default and a “RR4” recovery rating ranks fourth out of Fitch’s six recovery categories and indicates Fitch’s expectation of meaningful (31% - 50%) recovery in the event of default.

The Company understands that the rating agencies ratings are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market price or suitability for a particular investor. Credit ratings are intended to provide investors with an independent measure of the credit quality of an individual debt issue; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not intended as guarantees of credit quality or exact measures of the probability of default. Credit ratings assigned to the Company’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”.

MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the TSX (symbol MPVD) since October 25, 2000. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada. The Company’s common shares are also listed for trading on the OTCQX under the symbol MPVD.

Trading Price and Volume

The following table outlines the 52-week trading history, as well as monthly trading history during the period from January 2020 to December 2020 for Mountain Province Diamonds Inc. shares on the TSX for the Company’s fiscal year ended December 31, 2020:

52 – Week High:	CDN$1.17
52 – Week Low	CDN$0.28
Average Daily Volume	196,821

Month	High (CDN$)	Low (CDN$)	Average Daily Volume
January (2020)	1.19	1.07	41,841
February	1.14	0.90	281,942
March	0.91	0.34	149,573
April	0.47	0.30	188,119
May	0.46	0.26	830,795
June	0.38	0.30	260,700
July	0.33	0.28	105,445
August	0.41	0.31	135,990
September	0.46	0.38	52,981
October	0.41	0.35	49,457
November	0.45	0.35	74,871
December (2020)	0.69	0.43	236,476

The following table outlines the 52-week trading history, as well as monthly trading history during the period from January 2020 to December 2020 for Mountain Province Diamonds Inc. shares on the OTCQX for the Company’s fiscal year ended December 31, 2020:

52 – Week High:	US$0.89
52 – Week Low	US$0.20
Average Daily Volume	39,448

Month	High (US$)	Low (US$)	Average Daily Volume
January (2020)	0.89	0.83	36,295
February	0.86	0.74	98,500
March	0.68	0.24	26,587
April	0.33	0.21	9,148
May	0.32	0.19	26,440
June	0.28	0.21	35,491
July	0.25	0.20	14,977
August	0.32	0.24	57,395
September	0.34	0.29	11,819
October	0.32	0.27	9,109
November	0.35	0.27	41,855
December (2020)	0.54	0.33	114,155

Prior Sales

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security ($)	Reason for Issuance
June 25, 2020	25,000	Mountain Province Shares	0.3050	RSUs vested and issued
December 21, 2020	40,000	Mountain Province Shares	0.64	RSUs vested and issued.
December 29, 2020	33,334	Mountain Province Shares	0.60	RSUs vested and issued

DIRECTORS AND OFFICERS

Directors, Senior Management and Employees

Directors and Senior management.

Each director of the Company is elected by the shareholders to serve until close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws. The following table sets forth certain information regarding the current directors and executive officers of the Company, as of March 29, 2021.

Name	Position with Company	Date of First Appointment
Stuart Brown	President and CEO and Director	President and CEO since July 1, 2018 and Director since July 1, 2018.
Jonathan Comerford	Chair and Director and Former Interim President and CEO	Chair of the Company since May 11, 2006 and Director since September 21, 2001 and Interim President and CEO from June 1, 2018 to June 30, 2018.
Perry Ing	Vice-President Finance and CFO	Vice President Finance and Chief Financial Officer since February 6, 2017.
Reid Mackie	Vice-President Diamond Marketing	Vice President Diamond Marketing since November 1, 2015.
Tom E. McCandless	Vice-President Exploration	Vice President Exploration since November 1, 2018
Matthew MacPhail	Vice-President Corporate Development & Technical Services	Vice President Corporate Development & Technical Services since February 8, 2021.
Brett Desmond	Director(1)	Director since June 24, 2019.
Ken Robertson	Director (2) (3) (4)	Director since June 5, 2020.
Dean Chambers	Director(2) (3) (4)	Director since May 15, 2020.
Karen Goracke	Director(1) (3) (4)	Director since November 3, 2016
Tom Peregoodoff	Director(1) (2) (4)	Director since June 24, 2019.

(1)	Member of the Company’s Corporate Governance Committee.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Independent director.

Based on the disclosure available on the System for Electronic Disclosure by Insiders (“SEDI”), as of the date of this AIF, the directors and executive officers of the Company (as listed in this AIF), as a group, beneficially owned, or controlled or directed, directly or indirectly, a total of 1,042,198 common shares of the Company, representing approximately 0.50% of the total number of common shares of the Company outstanding.

The following is a description of the Company’s directors and senior management. The information provided is not within the knowledge of the management of the Company and has been provided by the respective directors and senior officers.

Stuart Brown

Mr. Stuart Brown is the Company’s President and CEO since July 1, 2018. Mr. Brown has over 25 years of experience in the diamond industry, where he has gained a wealth of experience across all aspects throughout the diamond pipeline from exploration, mine development and operations to the selling and marketing of diamonds. In 2006, after numerous roles within DeBeers over a period of 14 years, Mr. Brown was appointed as the De Beers Group Chief Financial Officer. He held that position for over five years, and in 2010 was appointed joint acting CEO to run De Beers’ global activities in addition to his CFO duties. From September 2013 to June 2018, Mr. Brown was the CEO of publicly-listed Firestone Diamonds Plc, a diamond producer in Lesotho. Mr. Brown was responsible for securing the funding and building the team that delivered the successful construction and transition to production of Firestone’s Liqhobong diamond mine. Mr. Brown has an enviable track record of leading business transformation to develop lean, agile and high performing organisations. Mr. Brown holds a Bachelor of Accounting Science from the University of South Africa.

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

Mr. Jonathan Comerford has been a director of the Company since September 2001 and Chair since April 2006. Mr. Comerford also assumed the role of Interim President and CEO for the Company from June 1, 2018 until June 30, 2018. Mr. Comerford is resident in Dublin, Ireland. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992. Mr. Comerford has been Investment Manager at IIU since August 1995. He also served as a director of Kennady Diamonds Inc. since February 2012 until its acquisition by the Company.

Perry Ing. B.Comm., CPA, CA, CFA

Mr. Ing has been the Company’s Vice President Finance and Chief Financial Officer since Feb 6, 2017. Mr. Ing is a resident of Ontario, Canada. Mr. Ing is a Chartered Professional Accountant, Certified Public Accountant (Illinois), and a Chartered Financial Analyst with over 14 years of financial management experience in the mining sector and nearly 20 years industry experience. Mr. Ing started his accounting career with PricewaterhouseCoopers LLP where he spent 6 years in progressively senior roles before joining Goldcorp Inc. in 2003 as Corporate Controller. Mr. Ing then held the positions of Financial Consultant with Barrick Gold Corporation from 2005 to 2008, Chief Financial Officer of McEwen Mining Inc., from 2008 to 2015, and Chief Financial Officer of Kirkland Lake Gold from 2015 to 2016. Mr. Ing holds a Bachelor of Commerce degree with distinction from the University of Toronto.

Reid Mackie, BA

Mr. Mackie has been the Company’s Vice President Diamond Marketing since November 2015. Mr. Mackie is a resident of British Columbia, Canada. Prior to joining the Company, he was with Rio Tinto Diamonds, where he held the positions of Manager Sales and Marketing for Argyle Pink Diamonds in Perth, Australia (2011 to 2015) and Senior Executive Trader in Antwerp, Belgium (1999 to 2010). At Argyle, Mr. Mackie was responsible for the pricing and sales of all Argyle pink polished diamonds including the Argyle pink diamond tender. In Antwerp, Mr. Mackie was responsible for the valuation and sales of rough diamonds from the Diavik, Argyle, Murowa, Ellendale and Merlin diamond mines. Mr. Mackie is a graduate of the University of British Columbia (B.A., 1994).

Tom E. McCandless, Ph.D., P.Geo.

Dr. McCandless has been the Company’s Vice President Exploration since November 2018. Dr. McCandless is a resident of British Columbia, Canada. Prior to joining the Company, he was with Stornoway Diamonds (2007-2008) and Ashton Mining of Canada (2000-2007) where he held the position of Chief Mineralogist. At Ashton, Dr. McCandless managed the laboratory facilities and dealt with technical aspects of kimberlite exploration in Quebec, NWT, Nunavut and Alberta. Dr. McCandless was directly involved with the Renard Mine from discovery with Ashton, through its early evaluation with Stornoway. He has served as an officer or director of several public companies and was most recently a director of Kennady Diamonds. Presently he is a director of CBLT, and a technical advisor to Dunnedin Ventures, GGL Resources, and Canterra Minerals. Dr. McCandless is also president of MCC Geosciences Inc., providing advice in diamond and metals exploration and development. Dr. McCandless is a graduate of the University of Arizona (Ph.D., 1994), and is an Adjunct Professor at Arizona and at the University of Alberta. He is a registered Professional Geoscientist with Engineers and Geoscientists BC, and the NT/NU Association of Professional Engineers and Geoscientists.

Matthew MacPhail, P. Eng., MBA

Mr. MacPhail has been the Company’s Vice President Corporate Development and Technical Services since February 2021. Mr. MacPhail has over 10 years of experience in the mining industry, where he has held various roles in operations, projects, and finance. Prior to joining the Company, Mr. MacPhail served as the Technical Lead within the Project Management Office of Dumas Contracting, an Ontario-based mining contractor where he was responsible for project financial and operational performance across Canada and Mexico. Prior to his role with Dumas, Mr. MacPhail was part of the Equity Research team at Canaccord Genuity, a Canadian investment bank where he covered small/intermediate mining companies. Earlier in his career, he was part of the technical team that brought the 3.4 million-ounce Young-Davidson Gold Mine online in Northern Ontario, from exploration to commercial production. Mr. MacPhail holds a Bachelor of Applied Sciences, Mining Engineering from Queen’s University, a Masters of Business Administration (finance) from Ivey Business School, and is a licensed Professional Engineer in Ontario.

Ken Robertson, CPA, CA

Mr. Ken Robertson is a Chartered Professional Accountant, Chartered Accountant, and is a resident of British Columbia, Canada. He has been a director of Mountain Province Diamonds Inc. since June 2020. Mr. Robertson is a financial executive with strong financial experience in the mining industry. Mr. Robertson spent 36 years at Ernst & Young LLP and left the firm in 2015 as a partner and senior executive. Mr. Robertson’s professional experience with Ernst & Young included audit and accounting, mergers and acquisitions, securities regulatory compliance, fraud investigation, internal controls and expert witness and arbitration. Mr. Robertson holds the ICD.D designation from the Institute of Corporate Directors. and holds a BCOMM from McMaster University. Most recently, he has served as an independent director and chair of the audit committee on the boards Minkabu Inc, Avcorp Industries Incorporated, and SAIS.

Dean Chambers

Mr. Dean Chambers is a resident of Ontario, Canada, and is a professional engineer and financial executive with strong operational, financial, M&A and major capital project experience in the mining industry. His career as a senior executive in the mining and chemical industries includes progressive positions with The Dow Chemical Company, Falconbridge Limited and Dynatec Corporation, and Sherritt International. Most recently, he served as an independent director and chair of the audit committee on the board of North American Palladium. Mr. Chambers holds the ICD.D designation from the Institute of Corporate Directors. He also serves on the Industrial Advisory Committee for the Engineering and Management program at McMaster University.

Tom Peregoodoff

Mr. Tom Peregoodoff is a resident of British Columbia, Canada, and has over 30 years of resource industry experience. As President and CEO of Peregrine Diamonds Ltd he led the development of the Chidliak diamond project through resource definition to the eventual sale of Peregrine to De Beers in 2018. Prior to joining Peregrine, he spent 18 years with BHP Billiton, his last role as Vice President of Early-Stage exploration with global responsibility for all early-stage exploration. He has extensive global exploration, operations and business development experience. He is a past director of Island Pacific School. Mr. Peregoodoff holds a BSc. in Geophysics from the University of Calgary and resides in Vancouver.

Brett Desmond

Mr. Brett Desmond is a resident of London, England, and is a seasoned investment professional with 20 years of experience in banking, corporate finance, and asset management and his extensive experience in capital markets and private investments adds a unique skill set to the Company’s board. In his most recent role, Brett served as SVP of Corporate Development for Daon, a software assurance company, whose clients include the US Government and major US and global banks. Furthermore, he has been involved with a number of successful private and public investments since returning to Europe in 2014. Brett is also the son of the Company’s major shareholder, Dermot Desmond. Brett holds a Bachelor of Commerce from University College in Dublin.

Karen Goracke, B.Sc., Business Administration

Ms. Karen Goracke is a resident of Omaha, Nebraska, USA. Ms. Goracke is President and CEO of Borsheims Fine Jewelry, a Berkshire Hathaway company. She began her career at Borsheims in 1988 as a Sales Associate, but soon was promoted. In her time at Borsheims she has worked as inventory supervisor, watch buyer, ladies jewelry buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett. Ms. Goracke graduated from the University of Nebraska–Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewelry and gem industry. She also serves as a Director with Jewelers of America and as well as on a number of other boards and committees within the gem and jewelry industry.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No individual set forth in the above table is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no individual set forth in the above table or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such individual:

(a)

is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. As of the date hereof, the Audit Committee is composed of Ken Robertson (Chair), Tom Peregoodoff, and Dean Chambers, all of whom are independent directors.

Education and Experience

This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that Ken Robertson and Dean Chambers are financial experts with years of experience in finance. Each other member of the Audit Committee currently are financially literate within the meaning of Section 1.6 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees

Fees paid to KPMG LLP during the years ended December 31, 2020 and 2019 were as follows:

Auditor’s Fees	2020 CAD$	% of Total Fees	2019 CAD$	% of Total Fees
Audit Fees:
Audit	605,598	91.3	570,310	100.0
Audit related	Nil	0.0	Nil	0.0
Total Audit Fees	605,598	91.3	570,310	100.0
Tax Fees:
Planning and advice	57,908	8.7	Nil	0.0
Compliance	Nil	0.0	Nil	0.0
Total Tax Fees	57,908	8.7	Nil	0.0

Total Fees	663,505	100.0	570,310	100.0

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the GK Diamond Mine is subject, and no such proceedings are known to be contemplated.

No penalties or sanctions have been imposed against the Company (i) by a court relating to securities legislation or (ii) by a securities regulatory authority, nor has the Company entered into any settlement agreements (a) before a court relating to securities legislation or (b) with a securities regulatory authority, during the Company’s most recently completed financial year, nor has a court or regulatory body imposed any other penalties or sanctions against the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF or in the joint management information circular of the Company and Kennady dated as of March 5, 2018 (including, without limitation, under the headings “Interests of Directors and Officers of Mountain Province In The Arrangement”, “Interest of Informed Persons in Material Transactions” and “Securities Law Matters—Canadian Securities Laws”) which is incorporated by reference herein and available on the Company’s SEDAR profile at www.sedar.com, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or since the commencement of the Company’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is Computershare of Canada at its principal transfer office in Toronto, Ontario.

INTERESTS OF EXPERTS

The 2016 Technical Report and 2017 Technical Report “Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project was prepared and completed jointly by Aurora Geosciences Ltd. and Mineral Services Canada Inc. The qualified persons acting for Aurora Geosciences Ltd. was Mr. Gary Vivian, M.Sc., P.Geo. The qualified person acting for Mineral Services Canada Inc. was Dr. Tom Nowicki, Ph.D., P.Geo.

The 2019 Technical Report “Project Exploration and Faraday Inferred Mineral Resource Estimate Update, Kennady North Project” was prepared and completed jointly by Aurora Geosciences Ltd. and SRK Consulting (Canada) Inc. The qualified person acting for Aurora Geosciences Ltd. was Mr. Gary Vivian, M.Sc., P.Geo. The qualified persons acting for SRK Consulting (Canada) Inc. was Cliff Revering, P.Eng., and Casey Hetman, M.Sc., P.Geo.

The 2019 Technical Report “Gahcho Kué Mine: NI 43-101 Technical Report NWT, Canada” was prepared and completed by JDS, with Daniel D. Johnson, P. Eng., and Dino Pilotto, P. Eng., acting as qualified persons for the purposes of NI 43-101. The technical report preceding the 2019 Technical Report was filed by the Company in 2018, and was prepared by JDS. The qualified persons acting for JDS were Mr. Johnson and Mr. Pilotto.

To the knowledge of the Company, each of these experts holds less than 1% of the outstanding securities of the Company or of any associate or affiliate thereof as of the date hereof. None of the aforementioned firms or persons received, or will receive, any direct or indirect interest in any securities of the Company or of any associate or affiliate thereof in connection with the preparation of the report prepared by such person. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company, or of any associate or affiliate of the Company.

During 2020, disclosure by the Company of scientific and technical information regarding its mineral properties in its continuous disclosure documents and filings has been reviewed and approved variously by Tom E. McCandless, Ph.D., P.Geo., qualified persons for the purposes of NI 43-101.

KPMG LLP, the auditors of the Company, prepared an auditors’ report to the shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements comprehensive loss, equity and cash flows for each of the years ended December 31, 2020 and 2019, and the related notes. KPMG LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

MATERIAL CONTRACTS

Except for contracts entered into by Mountain Province in the ordinary course of business, the only material contracts entered into by Mountain Province since the beginning of the most recently completed financial year or that are still in effect, are:

●	the Kennady Arrangement Agreement (see “Description of the Business—Three Year History—Fiscal Year 2018”);

●	the Kennady Voting and Support Agreements (see “Description of the Business—Three Year History—Fiscal Year 2018”);

●	the Joint Venture Agreement (see “Mineral Properties—The Gahcho Kué Diamond Mine—History”);

●	Dunebridge Revolving Credit Facility (see “Description of the Business – Three Year History – Fiscal Year 2020”);

●	Dunebridge Sale Agreement and Amendment (see “Description of the Business – Three Year History – Fiscal Year 2020”).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated July 31, 2020, for the annual meeting of shareholders that was held on September 9, 2020. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended December 31, 2020, and December 31, 2019.

APPENDIX 1: AUDIT COMMITTEE CHARTER

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc (“MPVD” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPVD and external audits of the consolidated financial statements of MPVD. In connection, therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPVD’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPVD’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPVD’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPVD. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPVD;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPVD’s external auditor.

B.	Composition

1.

The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPVD or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPVD or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPVD.

3.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4.

The Committee shall have access to such officers and employees of MPVD and to such information respecting MPVD as it considers necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.
2.	A quorum for meetings of the Committee shall be a majority of its members.
3.

Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.
5.

The Committee shall meet periodically with MPVD’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPVD and external audits of MPVD’s consolidated financial statements. In that regard, the Committee shall:

1.

satisfy itself on behalf of the Board with respect to MPVD’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPVD (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.

review with management and the external auditor the annual consolidated financial statements of MPVD, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;
(b)	reviewing significant accruals, reserves or other estimates;
(c)	reviewing accounting treatment of unusual or non-recurring transactions;
(d)	reviewing the adequacy of any reclamation fund;
(e)	reviewing disclosure requirements for commitments and contingencies;
(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and
(g)	reviewing unresolved differences between MPVD and the external auditor.
Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;
●

review with management all interim consolidated financial statements of MPVD and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;

●

be satisfied that adequate procedures are in place for the review of MPVD’s public disclosure of financial information extracted or derived from MPVD’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

●

review with management and recommend to the Board for approval, any financial statements of MPVD which have not previously been approved by the Board and which are to be included in a prospectus of MPVD;

●	review with management and recommend to the Board for approval, MPVD’s AIF;
●	with respect to the external auditor:
(h)	receive all reports of the external auditor directly from the external auditor;
(i)	discuss with the external auditor:
(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;
(j)

consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(k)

review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

(l)

when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(m)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;
(n)

review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPVD and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)

requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPVD;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;
(o)	as may be required by applicable securities laws, rules and guidelines, either:
(i)

pre-approve all non-audit services to be provided by the external auditor to MPVD (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;
(i)	review and approve the hiring policies of MPVD regarding partners, employees and former partners and employees of the present and former external auditor of MPVD;
3.	(a)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by MPVD regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of MPVD of concerns regarding questionable accounting or auditing matters; and

(b)

review with the external auditor its assessment of the internal controls of MPVD, its written reports containing recommendations for improvement, and MPVD’s response and follow-up to any identified weaknesses;

4.

with respect to risk management, be satisfied that MPVD has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and
6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous - containing diamonds.

diamonds - a crystallized variety of pure carbon that may be of gem quality.

dike - a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also, referred to as an open-cut or open-cast mine.

pipe - see “kimberlite” above.

polished diamonds - rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by NI 43-101 of the Canadian Securities Administrators.

reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till - a glacial, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.